SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 25, 2015

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, May 25, 2015 regarding “Ericsson’s Nomination Committee appointed”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: May 25, 2015

Ericsson’s Nomination Committee appointed

Ericsson’s (NASDAQ:ERIC) Nomination Committee for the Annual General Meeting 2016 has been appointed in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012.

The Nomination Committee consists of:

•	Petra Hedengran, Investor AB;

•	Bengt Kjell, AB Industrivärden and Handelsbankens Pensionsstiftelse;

•	Johan Held, AFA Försäkring;

•	Marianne Nilsson, Swedbank Robur Fonder; and

•	Leif Johansson, the Chairman of the Board of Directors

Petra Hedengran is the Chairman of the Nomination Committee.

Shareholders who wish to submit proposals to the Nomination Committee are welcome to contact the Nomination Committee. Proposals must be received by the Nomination Committee in due time before the Annual General Meeting to ensure that the proposals can be considered by the Nomination Committee.

CONTACT THE NOMINATION COMMITTEE:

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o General Counsel’s Office

SE-164 83 Stockholm

Sweden

E-mail: nomination.committee@ericsson.com

NOTES TO EDITORS

Download high-resolution photos and broadcast-quality video at www.ericsson.com/press

Ericsson is the driving force behind the Networked Society – a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, business and society to fulfill their potential and create a more sustainable future.

Our services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With approximately 115,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions – and our customers – stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2014 were SEK 228.0 billion (USD 33.1 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

www.ericsson.com

www.ericsson.com/news

www.twitter.com/ericssonpress

www.facebook.com/ericsson

www.youtube.com/ericsson

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com